================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2001

                        Commission File Number:  0-30320

                               TRINTECH GROUP PLC
             (Exact name of registrant as specified in its charter)


                                    Ireland
                (Jurisdiction of incorporation or organization)


                               Trintech Group PLC
                               Trintech Building
                           South County Business Park
                                  Leopardstown
                               Dublin 18, Ireland

                    (Address of principal executive offices)


     Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                    Form 20-F     X     Form 40-F  _________
                               -------

     Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                        Yes   _________  No     X
                                             -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):
          82-  N/A
             --------

================================================================================

                               TRINTECH GROUP PLC
                                    Form 6-K

  On December 29, 2000, pursuant to an Asset Purchase Agreement dated November 22, 2000, Trintech Group PLC, a leading provider of secure electronic payment infrastructure solutions, announced that it had completed the acquisition of the primary assets of Globeset, Inc., an Austin and Dallas, Texas based supplier of secure ePayment infrastructure services and products for buyers, sellers, and financial service providers.

  The total consideration of approximately U.S. $31.0 million is being effected through the issuance of ordinary shares with a value of U.S. $10.0 million, and the remainder in cash and the assumption of liabilities. The acquisition will be accounted for on a purchase accounting treatment basis.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TRINTECH GROUP PLC


                                     By: /s/ John McGuire
                                         ----------------------
                                         John McGuire
                                         Chief Executive Officer

Dated: January 9, 2001